SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: February 12, 2025

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from January 1, 2025 to January 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on February 12, 2025

[This is a translation of the Share Buyback Report for the period from January 1, 2025 to January 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on February 12, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of January 31, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	150,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	93,287,300		249,999,954,148
Progress of the repurchase (%)	62.19		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024. The number of shares above indicates the number of shares after the stock split.

Note 4:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2024 was concluded by the repurchase on November 25, 2024.

2.	Status of Disposition

(as of January 31, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)

(Date of disposition)

January 6

January 7

January 8

January 9

January 10

January 14

January 15

January 16

January 17

January 20

January 22

January 23

January 24

January 27

January 28

January 29

January 30

January 31

53,000 16,500 42,000 42,500 9,000 104,500 14,000 6,000 113,000 5,000 41,500 88,500 22,000 79,000 23,000 12,000 119,500 129,500

121,827,920

37,927,560

96,542,880

97,692,200

20,687,760

240,207,880

32,180,960

13,791,840

259,746,320

11,493,200

95,393,560

203,429,640

50,570,080

181,592,560

52,868,720

27,583,680

274,687,480

297,673,879

Total	—	920,500	2,115,898,119
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—

Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) January 15 January 24	20 40	45,973 91,946
Total	—	60	137,919
Total amount	920,560		2,116,036,038

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of January 31, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	123,706,605